Mail Stop 4561



	July 6, 2006



Sudhakar Kesavan
Chief Executive Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

Re:	ICF International, Inc.
      Registration Statement on Form S-1/A
      Amended June 23, 2006
      File No. 333-134018

Dear Mr. Kesavan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to Comment 1. Based on the support materials provided, it appears that EMALL`s sales for 2003, as referenced on page 71, were approximately $233 million, as opposed to approximately
$13 million. Please advise or revise.
2. We note your response to Comment 3 and the reference to Rule 134(a)(10), but we continue to believe that the reference to "sole book-running manager" on the prospectus cover page is not consistent with Item 501 of Regulation S-K and Item 421(d) of Regulation C. Please remove this language from the cover page. We would not object to the relocation of the reference to the back cover page of the prospectus.

Selected consolidated financial and other data - page 38
3. We note your disclosure that you incurred $76,359 in non-cash compensation expense during the quarter ended March 31, 2006. Explain to us why this amount has not been disclosed as "Non-cash compensation charge included in EBITDA from continuing operations" in your selected financial data table similar to your presentation for fiscal year 2005. Additionally, we note that footnote 1 to the table describes non-cash compensation as a "one-time" charge. As non-cash compensation is a recurring charge, please revise your disclosure to characterize it as such.

Underwriting - page 109
4. We note your response to Comment 44. Upon reviewing your underwriting agreement, we may have comments. In the interest of time, please consider providing to us a draft copy of the underwriting agreement before you are prepared to file it as an exhibit to the registration statement.

Financial Statements - ICF International, Inc. and Subsidiaries

Revenue Recognition, page F-8
5. We have considered your response to our prior comment 48. It is still unclear from your response whether estimable fees recognized under fixed fee contracts are billable at the time they are recognized. Reference is made to paragraph 16 in Chapter 11 of ARB
43.
6. Reference is made to your response to our previous comment 49. Please quantify the amount of revenue recognized for each period in advance of a formal executed contract as well as the amount of revenue that has been reversed for each period. In addition, further explain your policy and compliance under SAB Topic 13A2. Based on your statement that formal agreements are generally executed within a few weeks after authorization, it appears your business practice is to require a formal agreement. As such, it is unclear why other forms of authorization, especially oral, are a basis for recognizing revenue. Are the terms finalized at the time of the authorization or the time of a formal agreement?

Stock-based compensation plan, page F-11
7. We have considered your response to our prior comment 50.
Explain
to us how you determined it would be appropriate to use a valuation performed on September 30, 2005 to value your stock as of December 31, 2005.

Note C - Acquisitions, page F-14
8. We are still unclear how you have complied with the disclosure requirements of paragraph 51(d) of SFAS 141 as it relates to the number of shares issued in connection with the Synergy, Inc. acquisition and how you determined the fair value of those shares. Please tell us where this disclosure is located within your footnote or revise your document accordingly.

Note N- Stockholders` Equity page F-26
9. Tell us what consideration was given to providing the following information in your MD&A since you did not obtain a contemporaneous valuation by an unrelated valuation specialist for your revaluation at December 31, 2005 and for your subsequent option issuances in 2006:

* A discussion of the significant factors, assumptions and methodologies used in determining fair value
* A discussion of each significant factor contributing to the difference between the fair value as of the date of your revaluation and subsequent grants and the estimated IPO price once determined
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
10. In connection with the above comment, please clearly address why changes in your business from September 2005 through the latest balance sheet date does not result in a change in the value of your common stock for those periods. It appears that you have used a fair value of $9.05 for each period even though there were significant changes in your business such as a material acquisition, changes in revenue and contemplation of an initial public offering. Please advise.

Exhibit 5.1-Draft Opinion of Squire, Sanders & Dempsey L.L.P.
11. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please file counsel`s written confirmation as correspondence on the
EDGAR.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at
(202) 551-3415 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director




cc:	James J. Maiwurm, Esq. (via facsimile)
      Squire, Sanders & Dempsey LLP







Mr. Sudhakar Kesavan
ICF International, Inc.
July 6, 2006
Page 4